United States securities and exchange commission logo





                              May 29, 2020

       John Cronin, Jr.
       Chief Financial Officer
       Mastech Digital, Inc.
       1305 Cherrington Parkway
       Building 210, Suite 400
       Moon Township, Pennsylvania 15108

                                                        Re: Mastech Digital,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            File No. 1-34099

       Dear Mr. Cronin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Consolidated Statements of Operations, page 44

   1. Please tell us what consideration you gave to disclosing the type of costs comprising the line items Cost of
Revenues and Other Expenses. To the extent Cost of Revenues does not include all costs
directly attributable to revenues from services and sales of products, explain how your
presentation complies with Item 5-03 of Regulation S-X. Please include in your response the
specific cost items included in your income statement lines Cost of
                                                        Revenues and Operating
Expenses.
       Note 2. Revenue from Contracts with Customers, page 56

   2. Please disclose how you determine whether your contracts have a single performance obligation or multiple
performance obligations. If the latter, also disclose how transaction price is allocated.
Refer to ASC 606-10-25-14 through 26 and ASC 606-10-32.
 John Cronin, Jr.
Mastech Digital, Inc.
May 29, 2020
Page 2
Notes to Consolidated Financial Statements
Note 7. Leases, page 64

3. Please revise your disclosure to include each of the disclosure requirements in ASC 842-
         20-50-4, as applicable, or tell us how you have complied with the guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Donna Di Silvio at (202)
551-3202 with any questions.



FirstName LastNameJohn Cronin, Jr.                           Sincerely,
Comapany NameMastech Digital, Inc.
                                                             Division of
Corporation Finance
May 29, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName